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                                                                       EXHIBIT 2

                            BOLERO INVESTMENT GROUP
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                PROPOSES NOMINEES FOR BALDWIN PIANO & ORGAN CO.
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                              BOARD OF DIRECTORS
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                        Bolero proposes 5 new Directors
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          Hilton Head Island, SC.  November 21, 1996---Bolero Investment Group
L.P. has announced its intent to propose five nominees to stand for election as members of the Board of Directors of Baldwin Piano & Organ Company at the 1997 Annual Meeting of Shareholders of the Company. On November 21, 1996, Kenneth W. Pavia, Sr., the general partner of the Partnership, submitted a letter to Ms. Karen Hendricks, CEO of Baldwin, outlining the nominees and some of their qualifications. The nominees are:

     1. The Honorable John West. Governor West served as Governor of South Carolina from 1970 through 1976 and Ambassador to Saudi Arabia from 1977 through 1981. Currently he serves on the Board of Directors of Seibels Bruce Group Inc. and on the board of Donaldson, Lufkin & Jenrette.

     2. Mr. Edward McDonnell. Mr. McDonnell currently serves on the Board of Directors of Seagrams Company LTD. He previously served on the board of MCA and was executive vice-president of the Pillsbury Company.

     3. Mr. Peter Cooper. Mr. Cooper is an attorney from New Zealand who previously served as Chief Executive Officer of L.D. Nathan & Co., Limited, the largest brewery and soft drink company in Australia/Asia. Currently, Mr. Cooper is owner of Cooper & Co., a private investment firm.

     4. Mr. David Harmon. Mr. Harmon is the president and chief executive officer of El Camino Resources, Ltd., the leading privately held equipment lessor in the United States. El Camino Resources currently has subsidiaries, offices and strategic alliances in Europe, Latin America, the Pacific Rim and the Far East.

     5. Dr. Robert Lippert. Dr. Lippert is a financial economist specializing in the design and implementation of financial strategies. He has a PH.D. in finance and served on the faculty of Rutgers University. Dr. Lippert has published a variety of articles in his field and is a native of Cincinnati, Ohio.

     This proposal is in addition to, and does not replace, the previous proposal submitted on September 13, 1996 that requested that the Board of Directors retain a reputable investment banker to explore all alternatives in enhancing the company's value, including a possible sale, merger or business combination involving the company.
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         Bolero Investment Group, L.P., Kenneth W. Pavia, Sr. and FHI, Inc.
and each of the nominees may be deemed to be participants in the solicitation of proxies. Bolero and FHI directly own 169,560 and 62,000 shares of Baldwin Common Stock, respectively. Mr. Pavia may be deemed to beneficially own such shares. None of the nominees beneficially owns any shares of Baldwin Common Stock, except that Mr. Cooper may be deemed to beneficially own 11,500 shares of Baldwin Common Stock held by Willowbrook Investments, a limited partnership, the general partner of which is a company controlled by Mr. Cooper. In addition, Governor West is a limited partner in Bolero, but disclaims beneficial ownership of shares of Baldwin Common Stock owned by Bolero.